Exhibit 1.2

Audited Consolidated Financial Statements for the fiscal year ended December 31, 2008, including the reports of Meyers Norris Penny LLP

MANAGEMENT’S REPORT TO THE SHAREHOLDERS

The preparation of the accompanying consolidated financial statements in accordance with accounting principles generally accepted in Canada with a reconciliation to generally accepted accounting principles in the United States is the responsibility of management.  Financial information contained elsewhere in this Annual Report is consistent with that in the consolidated financial statements.

Management is responsible for the integrity and objectivity of the financial statements.  Where necessary, the financial statements include estimates, which are based on management’s informed judgments.  Management has established systems of internal controls, which are designed to provide reasonable assurance that transactions are authorized, assets are safeguarded and financial records are properly maintained to provide reliable information for the preparation of financial information.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and internal control.  It exercises its responsibilities primarily through the Audit Committee, whose members are non-management directors.  The Audit Committee has reviewed the consolidated financial statements with management and the auditors and has reported to the Board of Directors who have approved the consolidated financial statements.

MEYERS NORRIS PENNY LLP are independent auditors appointed by Canadian Superior Energy Inc.’s shareholders. The auditors have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards established by the Public Company Accounting and Oversight Board (PCAOB) to enable them to express an opinion on the fairness of the presentation of the financial statements in accordance with Canadian generally accepted accounting principles.

(Signed) “Leif Snethun”
Leif Snethun
Chief Operating Officer

Calgary, Canada
April 29, 2009

Canadian Superior Energy Inc.	2008 FS	Page 1

AUDITORS’ REPORT TO SHAREHOLDERS

To the Shareholders of Canadian Superior Energy Inc.

We have audited the consolidated balance sheets of Canadian Superior Energy Inc. (the "Company") as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss, and deficit and cash flows for each of the years in the three-year period ended December 31, 2008.  These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008, based on the criteria established by Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 29, 2009 expressed an adverse opinion on the effectiveness of the Company’s internal control over financial reporting.

(Signed) “Meyers Norris Penny LLP”
MEYERS NORRIS PENNY LLP
Independent Registered Public Accounting Firm

Calgary, Canada
April 29, 2009

Canadian Superior Energy Inc.	2008 FS	Page 2

COMMENTS BY AUDITORS FOR US READERS ON CANADA-US REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders dated April 29, 2009 is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements. These explanatory paragraphs would emphasize the following:

As discussed in Note 1, Canadian Superior Energy Inc. (the “Company”) obtained on March 6, 2009 an order from the Court of Queen’s Bench of Alberta granting creditor protection under the Companies’ Creditors Arrangement Act (Initial Order). The accompanying financial statements do not purport to reflect or provide for the consequences of the Initial Order. In particular, such financial statements do not purport to show (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to prepetition liabilities, the amounts that may be allowed for claims or contingencies, or the status and priority thereof; (c) as to shareholders accounts, the effect of any changes that may be made in the capitalization of the Company; or (d) as to operations, the effect of any changes that may be made in its business.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1, as a result of the contributing factors having led to the Initial Order, realization of assets and discharge of liabilities, without substantial adjustments and/or changes in ownership, are subject to significant uncertainty and raise substantial doubt about the Company's ability to continue as a going concern. Management's plan concerning these matters is also discussed in Note 1. The financial statements do not include adjustments that might result from the outcome of this uncertainty.

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there is a change in accounting principles that has a material effect on the comparability of the Company's financial statements, such as the change described in note 3 to the consolidated financial statements as at December 31, 2008 and 2007 and for the three-year period then ended. Our report to the shareholders dated April 29, 2009 is expressed in accordance with Canadian reporting standards, which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

(Signed) “Meyers Norris Penny LLP”
MEYERS NORRIS PENNY LLP
Independent Registered Public Accounting Firm

Calgary, Canada
April 29, 2009

Canadian Superior Energy Inc.	2008 FS	Page 3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OPINION ON THE AUDIT OVER INTERNAL CONTROLS

To the Board of Directors and Shareholders of Canadian Superior Energy Inc.:

We have audited Canadian Superior Energy Inc.’s (“the Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.  The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting.  Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.  Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit includes performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements on a timely basis.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency or a combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis.  The following deficiencies which we believe to be material weaknesses have been identified and included in management’s assessment: the Company did not effectively implement certain corporate governance policies and did not have effective policies and procedures governing the authorization of transactions including material agreements. These material weaknesses have the potential to affect all significant accounts.

Canadian Superior Energy Inc.	2008 FS	Page 4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
OPINION ON THE AUDIT OVER INTERNAL CONTROLS (continued)

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as at December 31, 2008 and 2007 and the consolidated statements of operations, comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2008, of the Company and our report dated April 29, 2009 expressed an unqualified opinion. The aforementioned material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 consolidated financial statements, and this report does not affect our opinion on those consolidated financial statements.

Yours truly,

(Signed) “Meyers Norris Penny LLP”
MEYERS NORRIS PENNY LLP
Independent Registered Public Accounting Firm

Calgary, Canada
April 29, 2009

Canadian Superior Energy Inc.	2008 FS	Page 5

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)
(audited)

(CDN$ thousands)	December 31 2008	December 31 2007

Assets (note 9)
Current
Cash and short-term investments	5,994	13,658
Accounts receivable (note 16)	69,181	36,448
Bridge facility receivable (note 16)	14,000	--
Prepaid expenses and deposits	3,444	2,571
	92,619	52,677
Nova Scotia offshore term deposits (note 5)	15,167	14,559
Long term portion of lease prepayment (note 6)	727	1,309
Goodwill (note 4,8)	--	--
Property, plant and equipment, net (notes 4,7)	311,703	186,154
	420,216	254,699

Liabilities
Current
Accounts payable and accrued liabilities	90,585	22,230
Revolving credit facility (note 9)	43,263	17,784
	133,848	40,014
Convertible preferred shares (note 10)	17,194	13,571
Asset retirement obligations (note 11)	16,698	11,325
Future income taxes (note 12)	10,754	8,853
	178,494	73,763
Contingencies and commitments (note 19)
Subsequent event (note 20)

Shareholders' Equity
Share capital (note 13)	261,845	186,557
Equity portion of preferred shares (note 13)	2,320	2,320
Warrants (note 13)	3,946	--
Contributed surplus (note 13)	19,624	14,314
Deficit	(46,013)	(22,255)
	241,722	180,936
	420,216	254,699
See accompanying notes to the audited consolidated financial statements

On behalf of the Board,

(Signed) “Richard Watkins”	(Signed) “Alex Squires”
Richard Watkins	Alex Squires
Director	Director

Canadian Superior Energy Inc.	2008 FS	Page 6

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)
For the twelve months ended December 31
(audited)

(CDN$ thousands, except per share amounts)	2008	2007	2006

Revenue
Petroleum and natural gas sales	75,730	48,492	49,428
Transportation	(771)	(645)	(662)
Royalties	(14,404)	(7,914)	(8,245)
	60,555	39,933	40,521
Financial instruments (note 18)
Realized losses	(496)	--	--
Unrealized gain	796	--	--
	60,855	39,933	40,521
Interest and other income	700	925	1,371
	61,555	40,858	41,892

Expenses
Operating	14,197	9,883	9,042
General and administrative	14,074	13,315	9,312
Stock based compensation (note 13)	6,397	4,218	5,891
Depletion, depreciation and accretion	39,755	26,595	25,686
Interest on preferred shares	1,390	1,340	998
Interest on credit facility	2,248	2,012	1,049
Foreign exchange loss (gain)	(698)	(653)	312
Loss on investment (note 20)	--	--	600
Loss on abandonment (note 11)	378	42	--
Goodwill impairment (note 8)	10,365	--	--
Bad debt expense	218	--	--
Capital taxes	16	55	33
	88,340	56,807	52,923
Loss before income taxes	(26,785)	(15,949)	(11,031)
Future income tax recovery (note 12)	(3,027)	(6,013)	(118)
Net loss and comprehensive loss	(23,758)	(9,936)	(10,913)
Deficit, beginning of year	(22,255)	(12,319)	(1,406)
Deficit, end of year	(46,013)	(22,255)	(12,319)
Basic and diluted loss per share (note 13)	$(0.16)	$(0.07)	$(0.09)
See accompanying notes to the audited consolidated financial statements

Canadian Superior Energy Inc.	2008 FS	Page 7

CANADIAN SUPERIOR ENERGY INC.
CONSOLIDATED STATEMENT OF CASH FLOWS
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)
For the twelve months ended December 31
(audited)

(CDN$ thousands)	2008	2007	2006

Cash provided by (used in):

Operating
Net loss	(23,758)	(9,936)	(10,913)
Items not involving cash:
Depletion, depreciation and accretion	39,755	26,595	25,686
Stock based compensation	6,397	4,218	5,891
Share dividends paid on preferred shares	946	711	641
Accretion expense on preferred shares	444	442	357
Loss on investment	--	--	600
Unrealized gain on financial instruments	(796)	--	--
Forfeiture of Nova Scotia Term Deposits	416	500	558
Future income tax recovery	(3,027)	(6,013)	(118)
Change in the carrying cost of preferred shares	3,179	(2,343)	381
Loss on abandonment	378	42	--
Goodwill impairment	10,365	--	--
Asset retirement expenditures	(398)	(361)	--
	33,901	13,855	23,083
Changes in non-cash working capital (note 15)	(1,240)	(4,993)	(8,453)
	32,661	8,862	14,630

Financing
Issue of common shares	54,617	26,200	26,968
Issue of Nova Scotia offshore term deposits	(608)	(254)	(963)
Cash dividends paid on preferred shares	--	(187)	--
Convertible preferred share issue	--	--	17,455
Revolving credit facility advances (repayments)	25,479	9,874	(4,941)
Changes in non-cash working capital (note 15)	896	238	--
	80,384	35,871	38,519

Investing
Exploration and development expenditures	(119,819)	(66,282)	(59,548)
Exploration and development divestitures	--	41,310	--
Purchase of investments	--	--	(3,106)
Disposal of investments	--	--	2,506
Acquisition, net of cash and working capital acquired (note 4)	(22,565)	--	--
Change in non-cash working capital (note 15)	21,675	(13,441)	2,539
	(120,709)	(38,413)	(57,609)
Increase (decrease) in cash and short-term investments	(7,664)	6,320	(4,460)
Cash and short-term investments, beginning of year	13,658	7,338	11,798
Cash and short-term investments, end of year	5,994	13,658	7,338
See accompanying notes to the audited consolidated financial statements

Canadian Superior Energy Inc.	2008 FS	Page 8

CANADIAN SUPERIOR ENERGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Under Creditor Protection Proceedings as of March 5, 2009 – note 1)
December 31, 2008
(all tabular amounts in CDN$ thousands, except where otherwise noted)

1.	Creditor protection and restructuring

Canadian Superior Energy Inc. (“Canadian Superior” or the “Company”) is engaged in the exploration for, and acquisition, development and production of petroleum and natural gas, and LNG projects, with operations in Western Canada, offshore Nova Scotia, Canada, offshore Trinidad and Tobago, the United States and North Africa.

(a) CCAA Proceedings

On March 5, 2009 (“Petition Date”), Canadian Superior made an application for protection under the Companies’ Creditors Arrangement Act (“CCAA”) and an Initial Order was granted by the Court of Queen’s Bench of Alberta (the “Court”) for creditor protection for 20 days, which was subsequently extended to May 4, 2009 and is subject to further extension by the Court. There is no guarantee that the Company will be able to obtain court orders or approvals with respect to motions the Company may file from time to time, to extend the applicable stays of actions and proceedings against the Company. Pursuant to the Initial Order, the Company received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA Proceedings.

In addition to the Initial Order, on February 11, 2009 Deloitte & Touche Inc. was appointed Interim Receiver (the “Receiver”) of the Company’s Participation Interest in Block 5(c) Trinidad pursuant to a Court Order granted by the Court of Queen’s Bench of Alberta. The Receiver has assumed temporary operatorship of the Block 5(c) Trinidad Properties. This Interim Receivership has no effect on the creditors subject to the CCAA Initial Order.

Under the terms of the Initial Order, the Court appointed Hardie and Kelly Inc. as Monitor of the Company (the “Monitor”). The Monitor will report to the Court from time to time on the Company’s financial and operational position and any other matters that may be relevant to the CCAA proceedings. In addition, the Monitor may advise the Company on their development of a comprehensive restructuring plan and, to the extent required, assist the Company with a restructuring.

As a consequence of the commencement of the CCAA proceedings, generally, all actions to enforce or otherwise effect payment of repayment of liabilities of the Company and their officers and directors have been stayed until May 4, 2009, or such further date as may be ordered by the Court.

In connection with CCAA proceedings, the Company has granted a charge against some or all of the Company’s assets and any proceeds from the sales thereof, as follows and in the following priority:

•	First, the administrative charge, in favor of the Receiver, including the fees of the Receiver and the fees and disbursements of its legal counsel;
•
Second, as secured creditor, $14.0 million of the debt owing to the Canadian Western Bank is charged by way of a fixed and specific charge as against the whole of the Company’s Participating Interest in Block 5(c);

•
Third, the Receiver’s borrowings charge, representing the whole of the Company’s Participating Interest in Block 5(c) is charged by way of a fixed and specific charge as security for payment of the monies borrowed by the Receiver, provided the outstanding principal amount does not exceed US $47 million; and

•
Fourth, the success fee of Scotia Waterous (USA) Inc., shall be secured by a charge on all of the property of the Company equal to 5% of the transaction value to a minimum of US$3.0 million, subordinate to any and all secured indebtedness of Canadian Western Bank, BG International Limited (“BG”) and the Receiver.

Canadian Superior Energy Inc.	2008 FS	Page 9

1.	Creditor protection and restructuring (continued)
	(b)	Contributing factors

Canadian Superior operates in a highly sensitive commodity priced market whereby prices for natural gas and oil fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources. In addition, the extreme volatility in the financial, foreign exchange, equity and credit markets globally and the expanding economic downturn have compounded the situation.  Market conditions further restricted the Company’s ability to access capital and credit markets, which was compounded by actions taken by the Company’s bankers giving notice to replace them as bankers in a short time frame during adverse conditions in the financial markets globally. This situation was further exasperated by one of the Company’s joint venture partners in Trinidad Block 5(c) inability to pay it’s obligations as they came due.

After consideration of a number of alternatives, the Company determined, with the unanimous authorization of its Board of Directors, that a financial and business restructuring could be most effectively and quickly achieved within the framework of creditor protection.

	(c)	Comprehensive restructuring plan

The Company is in the process of restructuring its business to maximize the chances of preserving all or a portion of the Company. The Company announced its intention to maximize the value of the Block 5(c) asset, the sale of which is expected to be sufficient to satisfy all creditors, leaving the Company whole, without debt, with Western Canadian assets, and the exploration plays in Libya, Tunisia, offshore Nova Scotia and the Liberty Natural Gas project in New Jersey.  Subsequently the Company received an unsolicited arms length offer with respect to the Western Canadian Basin assets.  Proceedings and the development of a restructuring plan may result in additional sales or divestures, but the Company can provide no assurance that it will be able to complete any sale or divesture on acceptable terms or at all.  There can be no assurance that any plan will be confirmed or approved by the Court or that any plan will be implemented successfully.

	(d)	Basis of presentation and going concern issues

The Company’s consolidated financial statements have been prepared using the same Canadian generally accepted accounting principles (“GAAP”) as applied by the Company prior to the CCAA proceedings. While the Company has filed for and been granted creditor protection, these financial statements continue to be prepared using the going concern concept, which assumes the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The CCAA proceedings provide the Company with a period of time to stabilize it’s operations and financial condition and develop a plan. However, it is not possible to predict the outcome of these CCAA proceedings and, as such, realization of assets and discharge of liabilities is subject to significant uncertainty. Accordingly, substantial doubt exists as to whether the Company will be able to continue as a going concern. Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Company sufficient to allow it to continue as a going concern. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classifications of assets and liabilities, and to the expenses in these financial statements.

The audited consolidated financial statements do not purport to reflect or provide for the consequences of the CCAA proceedings. In particular, such consolidated financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to shareholders’ accounts, the effect of any changes that may be made in the capitalization of the Company; or (c) as to operations, the effect of any changes that may ultimately be required in its business.

If a restructuring occurs and there is substantial realignment of the equity and non-equity interests in the Company, the Company will be required, under GAAP, to adopt “fresh start” reporting. Under fresh start accounting, the Company would undertake a comprehensive re-evaluation of its assets and liabilities based on the reorganization value as established and confirmed in the plan. The financial statements do not present any adjustments that may be required under fresh start reporting.

Canadian Superior Energy Inc.	2008 FS	Page 10

1.	Creditor protection and restructuring (continued)

In accordance with GAAP appropriate for a going concern, petroleum and natural gas properties and long lived assets, are carried at cost less accumulated amortization and any impairment losses and they are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.  The series of events that led the Company to the Initial Order and the events since then triggered impairment tests for its petroleum and natural gas properties. There can be no assurance that expected future cash flows will be realized or will be sufficient to recover the carrying amount of petroleum and natural gas properties and long-lived assets.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. The Initial Order materially affects the degree of uncertainty associated with the measurement of many amounts in the financial statements. More specifically, it could impact the recoverability tests and fair value assumptions used in the impairment test of petroleum and natural gas properties.

2.	Summary of accounting policies

These consolidated financial statements are stated in Canadian dollars and have been prepared in accordance with GAAP. Certain comparative amounts have been reclassified to conform to current period presentation.

	(a)	Principles of consolidation
The consolidated financial statements include the accounts of Canadian Superior and its wholly owned subsidiary companies. All material intercompany accounts and transactions have been eliminated.
	(b)	Cash and short-term investments
Cash and short-term investments consist of balances with banks and investments in highly liquid short-term deposits with a maturity date of less than ninety days.
	(c)	Measurement uncertainty

Management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements, and revenues and expenses during the reporting period.  Such estimates primarily relate to unsettled transactions and events as of the date of the consolidated financial statements.  Accordingly, actual results may differ from these estimates.

Amounts recorded for depreciation, depletion and accretion, asset retirement costs and obligations and amounts used for ceiling test and impairment calculations are based on estimates of natural gas and crude oil reserves and the future costs required to develop those reserves.  By their nature, these estimates are subject to measurement uncertainty and the impact on the consolidated financial statements of changes in such estimates in future periods could be material.

Inherent in the fair value calculation of asset retirement obligations are numerous assumptions and judgments, including the ultimate settlement amounts, inflation factors, credit adjusted discount rates, timing of settlement and changes in the legal and regulatory environments.  To the extent future revisions to these assumptions impact the fair value of the existing asset retirement obligation liability, a corresponding adjustment is made to the property, plant and equipment balance.

	(d)	Property, plant and equipment
(i) Capitalized costs

The Company is engaged in the acquisition, exploration, development and production of oil and gas in Canada, Trinidad and Tobago, Libya and Tunisia. The Company follows the full-cost method of accounting for oil and gas operations whereby all costs relating to the acquisition of, exploration for and development of oil and gas reserves are capitalized.  Such costs include land acquisition costs, geological and geophysical expenses, carrying charges on non-producing properties, costs of drilling both productive and nonproductive wells, costs of production equipment and overhead charges related to acquisition, exploration and development activities.

Canadian Superior Energy Inc.	2008 FS	Page 11

2.	Summary of accounting policies (continued)

Proceeds received from disposals of properties and equipment are credited against capitalized costs unless the disposal would alter the rate of depletion and depreciation by more than 20%, in which case a gain or loss on disposal is recorded.

(ii) Depletion and depreciation

Depreciation and depletion of producing oil and gas properties is recorded based on units of production.  Unit rates are computed for unamortized exploration drilling and development costs using proved developed reserves and for unamortized leasehold costs using all proved reserves.  Proved reserves are estimated by independent engineers and are subject to future revisions based on availability of additional information.  Asset retirement costs are amortized over proved reserves using the unit-of-production method.  Gains and losses on asset disposals or retirements are included in the statement of operations as a separate component of revenue.

Costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations.  These unevaluated properties are assessed periodically to ascertain whether impairment has occurred.  When proved reserves are assigned or the property is considered to be impaired, the cost of the property or the amount of the impairment is added to costs subject to depletion calculations.

Corporate assets are depreciated on a declining balance basis over its estimated useful life at rates varying from 20% to 100%.
(iii) Ceiling test

The Company performs a ceiling test in a two-stage test performed quarterly.  Impairment is recognized if the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties exceeds the estimated future cash flows from proved oil and gas reserves, on an undiscounted basis, using forecast prices and costs.  If impairment is recognized, the Company will measure the amount of the impairment by comparing the carrying value of the oil and gas assets less accumulated depletion and the lesser of cost and fair value of unproven properties to the estimated future cash flows from the proved and probable oil and gas reserves, discounted at the Company’s credit adjusted risk-free rate of interest, using forecast prices and costs.  Any impairment is included in the statement of operations for the respective year.

	(e)	Joint ventures

The Company’s exploration and development activities related to oil and gas are conducted jointly with others, which may include related parties (Note 16). The accounts reflect only the Company’s proportionate interest in such activities.

	(f)	Income taxes

The Company follows the asset and liability method of accounting for future income taxes.  Under this method, future income tax assets and liabilities are recorded based on temporary differences between the carrying amount of balance sheet items and their corresponding tax bases.  In addition, the future benefits of income tax assets, including unused tax losses, are recognized, subject to a valuation allowance, to the extent that it is more likely than not that such future benefits will ultimately be realized.  Future income tax assets and liabilities are measured using enacted tax rates and laws expected to apply when the tax liabilities or assets are to be either settled or realized.

	(g)	Revenue recognition

Revenue from the sale of oil and gas is recognized based on volumes delivered to customers at contractual delivery points and rates.  The costs associated with the delivery, including operating and maintenance costs, transportation, and production-based royalty expenses are recognized in the same period in which the related revenue is earned and recorded.

Canadian Superior Energy Inc.	2008 FS	Page 12

2.	Summary of accounting polices (continued)
	(h)	Flow-through shares

The Company, from time to time, issues flow-through shares to finance a portion of its oil and gas exploration activities.  The exploration and development expenditures funded by flow-through shares are renounced to subscribers in accordance with the Income Tax Act (Canada).  The estimated value of the tax pools foregone is reflected as a reduction in share capital with a corresponding increase in the future income tax liability at the time the relevant expenditures are renounced.

	(i)	Basic and diluted per share amounts

Basic per share amounts are calculated by dividing net earnings or loss by the weighted average number of common shares outstanding during the period.  The Company utilizes the treasury stock method in the determination of diluted per share amounts.  Under this method, the diluted weighted average number of shares is calculated assuming that proceeds arising from the exercise of in-the-money options and other dilutive instruments are used to purchase, for cancellation, common shares of the Company at their average market price for the period.

	(j)	Foreign currency translation

Transaction amounts denominated in foreign currencies are translated into their Canadian dollar equivalents at exchange rates prevailing at the transaction dates. Carrying values of monetary assets and liabilities reflect the exchange rates at the balance sheet date. Gains and losses on translation or settlement are included in determination of net income or loss for the current period.

	(k)	Stock based compensation

Under the Company’s stock option plan described in note 13, options to purchase common shares are granted to directors, officers, employees and consultants at current market prices or higher on the date of grant.  Stock-based compensation expense is recorded in the statement of operations for all options granted with a corresponding increase recorded as contributed surplus.  Compensation expense is based on the estimated fair values of the options at the time of the grant as determined using a Black-Scholes option pricing model.  The expense is recognized on a straight-line basis over the vesting period of the option.  Upon the exercise of the stock options, consideration paid together with the amount previously recognized in contributed surplus is recorded as an increase in share capital.  In the event that vested options expire, previously recognized compensation expense associated with such stock options is not reversed.  The Company incorporates an estimated forfeiture rate for stock options that will not vest.

	(l)	Asset retirement obligation

The Company recognizes the estimated liability associated with an asset retirement obligation (“ARO”) in the financial statements at the time the asset is acquired and the liability is incurred. The estimated fair value of the ARO liability is recorded as a long term liability, with a corresponding increase in the carrying amount of petroleum and natural gas properties. The capitalized amount is depleted on a unit-of-production method over the life of the proved reserves. The liability amount is increased each reporting period due to the passage of time and the amount of accretion is charged to net income or loss in the period. The ARO can also increase or decrease due to changes in the estimates of timing of cash flows or changes in the original estimated undiscounted cost. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded.

	(m)	Convertible preferred shares

The Company’s convertible debt instruments are segregated into their debt and equity components at the date of issue, based on the relative fair market values of these components in accordance with the substance of the contractual agreements.  The debt component of the instruments is classified as a liability, and recorded as the present value of the Company’s obligation to make future interest payments in cash, and settle the redemption value of the instrument in cash or in a variable number of shares.  The carrying value of the debt component is accreted to the original face value of the instruments, over their deemed life, using the effective interest method.  The conversion option, which makes up the equity component of the instruments, is recorded using the residual value approach.  Upon conversion, any gain or loss arising from extinguishment of the debt is recorded in income of the current period.

Canadian Superior Energy Inc.	2008 FS	Page 13

2.	Summary of accounting polices (continued)
(n) Financial instruments

Financial assets and liabilities held for trading are measured at fair value with changes in those fair values recognized in the statement of operations.  Financial assets available for sale are measured at fair value, with changes in those fair values recognized in other comprehensive income.  Financial assets held to maturity, loans and other receivables and other financial liabilities are measured at amortized cost using the effective interest method of amortization.

Derivatives are classified as held for trading and measured at their fair value. Gains or losses related to periodic revaluation are recorded to the statement of operations.
3.	Adoption of new accounting policies

On January 1, 2008, the Company prospectively adopted CICA Section 1535 Capital Disclosures.  This Section establishes standards for disclosing information about an entity’s objectives, policies and processes for managing its capital structure.  The disclosures have been included in Note 14.

On January 1, 2008, the Company prospectively adopted the following two new CICA standards: Financial Instruments - Disclosures (Section 3862) and Financial Instruments - Presentation (Section 3863), which replace Financial Instruments - Disclosure and Presentation (Section 3861).  The new disclosure standard increases the emphasis on the risks associated with both recognized and unrecognized financial instruments and how those risks are managed.  The new presentation standard carries forward former presentation requirements.

On October 1, 2008, the Company adopted CICA Section 3064 Goodwill and Intangible Assets.  This section provides guidance on the recognition, measurement, presentation and disclosure for goodwill and intangible assets, other than the original recognition of goodwill or intangible assets acquired in a business combination.  Retroactive application of prior-period financial statements is required.  Goodwill is the excess of the purchase price over the fair value of identifiable assets and liabilities acquired in a business combination.  Goodwill is not amortized and is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.  To assess impairment, the fair value of the reporting unit is compared to the carrying amount of the reporting unit including goodwill.  If the fair value of the reporting unit is less than the carrying value of the reporting unit including goodwill, then a second test is performed to determine the amount of impairment.  The amount of the impairment is determined by deducting the fair value of the individual assets and liabilities from the fair value of the reporting unit to determine the implied goodwill.  An impairment loss is recognized for the excess of the carrying value of goodwill over the implied fair value.

The Canadian Accounting Standards Board requires all public companies to adopt International Financial Reporting Standards (“IFRS”) for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted if certain conditions are met. Companies will be required to provide IFRS comparative information for the previous fiscal year. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

4.	Acquisition

On March 26, 2008, Canadian Superior closed the acquisition of Seeker Petroleum Ltd. (“Seeker”), a private company for consideration of approximately $51.6 million.  The purchase was funded through the issuance of common shares of the Company and advances from the credit facility.

The acquisition was accounted for under the purchase method as follows:

Consideration
Cash	22,211
Common shares (7,651,866)	28,465
Transaction costs	887
51,563

Canadian Superior Energy Inc.	2008 FS	Page 14

4.	Acquisition (continued)

Net assets received at fair value
Cash	1,716
Working Capital	(387)
Fair value of financial instruments	(796)
Property, plant and equipment	40,953
Goodwill	10,365
Asset retirement obligation	(1,243)
Future income taxes	955
51,563

5.	Nova Scotia offshore term deposits

Under the terms of the licenses referred to in Note 19, the Company has assigned term deposits totalling $15.2 million (2007 - $14.6 million).  Accordingly, this amount has been classified as a non-current asset.  To the extent that the expenditures are not incurred within the period allowed, the Company would forfeit its proportionate share of any remaining deposits relating to the unexpended work commitment.  The following table summarizes the work commitment and work deposit which would be forfeited in proportion to the amount of work commitment not completed by the expiry date, a date which can be extended to a total of nine years as described below:

License	Work Deposit ($)	Remaining Commitment ($)	Expiry Date
EL 2406	11,396,943	40,962,046	December 31, 2009
EL 2415	3,464,250	12,857,000	December 31, 2009
EL 2409	305,505	1,250,000	December 31, 2009
Total	15,166,698	55,069,046

The Canada-Nova Scotia Offshore Petroleum Board (“CNSOPB”) has an additional extension program that allows, when approved by the CNSOPB, these expiry dates to be extended up to nine years by payment of annual extension fees, which can be refunded based on allowable expenditure rules and drilling activity.  This allows the Company to extend EL 2406 to December 31, 2010, EL 2415 to December 31, 2012 and EL 2409 to December 31, 2012 on a year by year basis if the Company chooses.

6.	Long term portion of lease prepayment

In February 2007, the Company paid a lump payment to acquire new office space with lease payments under the prevailing lease rates. This lump payment is being allocated over the life of the lease with any portions more than a year in advance being classified as a long term asset. As at December 31, 2008 there are 27 months left on the lease with 15 months classified as a long term asset.

7.	Property, plant and equipment, net

	December 31, 2008			December 31, 2007
	Cost	Accumulated DD&A	Net book value	Cost	Accumulated DD&A	Net book value
Oil and Gas
Canada	371,710	(155,905)	215,805	278,624	(117,491)	161,133
Trinidad	80,643	--	80,643	24,836	--	24,836
United States	12,308	--	12,308	--	--	--
Libya/Tunisia	2,471	--	2,471	--	--	--
	467,132	(155,905)	311,227	303,460	(117,491)	185,969
Corporate assets	1,225	(749)	476	883	(698)	185
Total PP&E	468,357	(156,654)	311,703	304,343	(118,189)	186,154

Canadian Superior Energy Inc.	2008 FS	Page 15

7.	Property, plant and equipment, net (continued)

The calculation of depletion and depreciation included an estimated $12.5 million (December 31, 2007 - $8.7 million) for future development capital associated with proven undeveloped reserves and excluded $123.6 million (December 31, 2007 - $54.4 million) related to unproved properties and projects under construction or development.  Of the costs excluded $22.7 million (December 31, 2007 - $20.8 million) relates to Western Canada, $5.5 million (December 31, 2007 - $8.8 million) to East Coast Canada, $80.6 million (December 31, 2007 - $24.8 million) to Trinidad and Tobago, $12.3 million (December 31, 2007 – nil) to a liquefied natural gas regasification (“LNG”) project in the United States (note 16) and $2.5 million (December 31, 2007 – nil) for offshore Libya/Tunisia.

On August 11, 2007, Canadian Superior farmed out a portion of its interest in the “Intrepid” Block 5(c) Production Sharing Contract (“PSC”) offshore Trinidad and Tobago.  The farmee paid US$38.7 million to the Company representing their share of certain capital and administrative costs incurred by Canadian Superior.  This transaction has been recorded as reduction to Trinidad capital and general and administrative costs in 2007 (Note 19).

During the twelve months ended December 31, 2008, the Company capitalized $16.9 million of general and administrative (“G&A”) expenses (2007 - $2.8 million) related to exploration and development activities.

The Company performed a ceiling test calculation at December 31, 2008 and determined that there was no impairment in the carrying value of the company’s oil and gas assets. The prices used in the ceiling test evaluation of the Company’s oil and gas assets is summarized in the following chart:

	Crude Oil		Natural Gas
	West Texas Intermediate (US$/bbl)	Edmonton Par Price (Cdn$/bbl)	AECO Gas Price (Cdn$/mmbtu)
2009	57.50	68.61	7.58
2010	68.00	78.94	7.94
2011	74.00	83.54	8.34
2012	85.00	90.92	8.70
2013	92.01	95.91	8.95
2014-2018 (1)	97.68	101.87	9.54
Thereafter (2)	2.0%	2.0%	2.0%
(1)	Prices shown are the average over the period
(2)	Percentage change of 2.0% represents the change in the future prices each year after 2018 to the end of the reserve life.

8.	Goodwill

The Company reviewed the valuation of goodwill at December 31, 2008 and determined that the fair value of the reporting entity had declined. Based on this review, an impairment of goodwill of $10.4 million (December 31, 2007 – nil) has been recorded as a non-cash charge to the statement of operations at December 31, 2008.  There has been no impairment to the carrying amount of the Company’s petroleum and natural gas assets at December 31, 2008.

9.	Revolving credit facility

At December 31, 2008, the Company had a $45.0 million demand revolving credit facility (the “credit facility”). The credit facility is secured by a $100 million first floating charge demand debenture on the assets of the Company and a general security agreement covering all the assets of the Company. As at December 31, 2008, the Company had drawn $43.3 million (December 31, 2007 - $17.8 million) against the credit facility at a variable interest rate of prime plus 1.0% (December 31, 2007 – prime plus 1.0%).

Subsequent to year end, on February 12, 2009, the bank demanded for payment in full the amounts outstanding together with any accrued interest and other legal fees and charges by February 23, 2009 or they would take such steps to protect its position. At February 12, 2009, the amounts outstanding and owing to the bank were $44.2 million. In addition, on February 18, 2009 the bank applied the proceeds from an asset sale by the Company as a permanent reduction to the operating facility to a maximum availability of $37.5 million.  On February 23, 2009, the bank did not take steps to protect its position. Instead, with the filing of the Initial Order for CCAA (see note 1) on March 5, 2009, the bank was under no obligation to advance or re-advance any monies or otherwise extend any credit to the Company. During the first stay period to March 25, 2008 and the second stay period to May 4, 2009 the bank did allow the Company to use the available line of credit.

Canadian Superior Energy Inc.	2008 FS	Page 16

10.	Convertible preferred shares

On February 1, 2006, the Company completed a private placement in the amount of US$15.0 million by way of the issuance of Units consisting of 5% US Cumulative Redeemable Convertible Preferred Shares (the "Preferred Shares") and Common Share Purchase Warrants. Each Preferred Share will be convertible into forty Common Shares of Canadian Superior (6,000,000 Common Shares in aggregate) at a price of US$2.50 per Common Share. If Canadian Superior elects, it also has the option to pay the quarterly dividend by way of issuance of Common Shares at market, based on a 5.75% annualized dividend rate in lieu of the 5% annualized cash dividend rate. In addition, the Preferred Shares are redeemable and retractable five years from the date of issue or earlier, subject to earlier redemption or retraction in certain events.  The Company, issued 15,000 Units, each consisting of 10 US$100 Preferred Shares and 1,200,000 Common Share Purchase Warrants. The Warrants comprising part of the Units are exercisable for a period of thirty six months from the date of issue at an exercise price of US $3.00 per Common Share.  During the twelve months ended December 31, 2008, the Company issued 389,640 common shares (December 31, 2007 – 259,260) to satisfy its quarterly dividend requirements.

The following table summarizes the face and carrying value of the liability and equity component of the convertible preferred shares:

	Liability component		Equity component
	Face value	Carrying value	Fair value
Balance, December 31, 2006	17,053	15,472	2,320
Foreign exchange	--	(2,343)	--
Accreted non-cash interest	--	442	--
Balance, December 31, 2007	17,053	13,571	2,320
Foreign exchange	--	3,179	--
Accreted non-cash interest	--	444	--
Balance, December 31, 2008	17,053	17,194	2,320

11.	Asset retirement obligations
The following table presents the reconciliation of the carrying amount of the obligations associated with the retirement of the property, plant and equipment:

December 31,	2008	2007
Balance, beginning of year	11,325	9,482
Liabilities settled	(401)	(319)
Liabilities assumed upon acquisition	1,243	--
Liabilities incurred	3,242	1,352
Accretion expense	1,289	810
Balance, end of year	16,698	11,325

The following significant assumptions were used to estimate the asset retirement obligation:

Twelve months ended December 31,	2008	2007
Undiscounted cash flows	29,300	19,691
Credit adjusted discount rate (%)	7.75	7.62
Inflation rate (%)	1.50	1.50
Weighted average expected timing of cash flows (years)	7.65	5.73

Canadian Superior Energy Inc.	2008 FS	Page 17

12.	Future income taxes
The Company's computation of future income tax recovery is as follows:

Twelve months ended December 31,	2008	2007	2006
Loss before income taxes	(26,785)	(15,949)	(11,031)
Combined federal and provincial income tax rate (%)	29.5	32.1	34.0
Computed income reduction	(7,902)	(5,120)	(3,751)
Increase (decrease) resulting from:
Non deductible crown royalties, net	--	--	1,442
Resource allowance	--	--	(606)
Unsuccessful takeover costs	--	--	725
Impairment of goodwill	3,058	--	--
Stock based compensation	1,888	1,354	2,003
Tax adjustment – rate change and other	332	(340)	69
Tax pool amendments	(403)	(1,907)	--
	(3,027)	(6,013)	(118)

The net future tax liability is comprised of:

	December 31 2008	December 31 2007
Non-capital loss carryforwards	(2,848)	(817)
Asset retirement obligations	(4,592)	(3,114)
Share issue costs	(1,478)	(1,127)
Net book value of assets in excess of tax basis	20,414	14,124
Other	(742)	(213)
	10,754	8,853

As at December 31, 2008, the Company had approximately $256.3 million in tax pools (December 31, 2007 - $149.7 million) and $10.6 million in non-capital losses (December 31, 2007 - $3.0 million) available for deduction against future taxable income.

Non-capital losses expire as follows:

2010	220
2011-2025	--
2026	2,970
2027	7,387
10,577

13.	Share capital
	(a)	Authorized
Unlimited number of common shares, no par value.
Unlimited number of preferred shares, no par value.

Canadian Superior Energy Inc.	2008 FS	Page 18

13.	Share capital (continued)
	(b)	Common shares and warrants issued

	December 31, 2008		December 31, 2007
	Number(#)	Amount($)	Number(#)	Amount($)
Share capital, beginning of year	140,312	186,557	131,216	161,964
Issued upon private placement	8,750	33,189	--	--
Issued upon acquisition of Seeker Petroleum	7,652	28,465	--	--
Issued upon the conversion of purchase warrants	--	--	500	1,385
Issued upon the exercise of stock options	1,218	2,758	1,864	3,518
Issued for preferred share dividend	390	946	259	712
Issued for cash on flow-through shares	10,323	16,000	6,473	22,654
Issue costs, net of future tax reduction	--	(928)	--	(889)
Tax benefits renounced on flow-through-shares	--	(6,229)	--	(4,241)
Stock based compensation for exercised options	--	1,087	--	1,454
Share capital, end of year	168,645	261,845	140,312	186,557

Warrants, beginning of year	--	--	500	312
Exercised	--	--	(500)	(134)
Expired	--	--	--	(178)
Issued upon private placement	4,375	3,946	--	--
Warrants, end of year	4,375	3,946	--	--

On November 16, 2007, the Company completed a private placement of 6,472,500 flow-through common shares at $3.50 per share for gross proceeds of $22.7 million.
On December 31, 2007, 500,000 warrants were exercised into 500,000 common shares at US$2.50 per share for gross proceeds of US$1.3 million.
On March 26, 2008, the Company issued 7,651,866 common shares as part of the acquisition of Seeker Petroleum.

On September 3, 2008, the Company completed a private placement of 8,750,000 units, each unit comprised of one common share and one-half of a warrant at a price of US$4.00 per unit for total gross proceeds of US$35.0 million. Each warrant entitles the holder to purchase a common share for a period of one year at a price of US$4.75 per common share. The fair value of the 4,375,000 warrants is US$3.7 million or approximately US$0.85 per warrant.

On December 5, 2008, the Company completed a private placement of 10,323,581 flow-through common shares at $1.55 per share for gross proceeds of $16.0 million.
(c) Stock options

The Company has a stock option plan for its directors, officers, employees and key consultants.  The exercise price for stock options granted is no less than the quoted market price on the grant date with options vesting in increments over a three year period.  An option’s maximum term is ten years.

	December 31, 2008		December 31,2007

	Number of options(#)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
Balance, beginning of period	15,489	2.27	12,965	2.05
Forfeited	(490)	3.25	(875)	2.45
Exercised	(1,218)	2.26	(1,864)	1.89
Granted	2,675	3.25	5,263	2.70
Balance, end of period	16,456	2.38	15,489	2.27

Canadian Superior Energy Inc.	2008 FS	Page 19

13.	Share capital (continued)

The following table summarizes stock options outstanding under the plan at December 31, 2008:

	Options outstanding			Options exercisable

Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	1.57	0.81	97	0.81
1.01-1.50	865	3.73	1.24	865	1.24
1.51-2.00	2,586	5.79	1.77	2,586	1.77
2.01-3.00	10,513	7.34	2.46	9,240	2.42
3.01-3.80	2,395	8.90	3.21	944	3.10
0.80-3.80	16,456	7.10	2.38	13,732	2.26

The following table summarizes stock options outstanding under the plan at December 31, 2007:

	Options outstanding			Options exercisable

Exercise price ($)	Number of options(#)	Average remaining contractual life (years)	Weighted average exercise price($)	Number of options(#)	Weighted average exercise price($)
0.80-1.00	97	2.57	0.81	97	0.81
1.01-1.50	925	4.73	1.30	925	1.30
1.51-2.00	2,892	6.54	1.78	2,736	1.78
2.01-3.00	11,150	8.12	2.45	8,864	2.40
3.01-3.50	425	9.15	3.18	191	3.21
0.80-3.50	15,489	7.63	2.27	12,813	2.19

(d)	Stock based compensation

The Company uses the fair value method to account for its stock based compensation plan.  Under this method, compensation costs are charged over the vesting period for stock options granted to directors, officers, employees and consultants, with a corresponding increase to contributed surplus.

The following table reconciles the Company’s contributed surplus:

	December 31, 2008	December 31, 2007
Balance, beginning of period	14,314	11,372
Issuance of stock options	6,397	4,218
Exercise of stock options	(1,087)	(1,454)
Expiry of warrants	--	178
Balance, end of period	19,624	14,314

The fair value of options granted during the period was estimated based on the date of grant using the Black-Scholes option pricing model with weighted average assumptions and resulting values for grants as follows:

	December 31, 2008	December 31, 2007
Risk free interest rate (%)	4.1	4.1
Expected life (years)	5.0	10.0
Expected dividend yield (%)	--	--
Expected volatility (%)	65.9	41.7
Weighted average fair value of options granted ($)	1.58	1.57

Canadian Superior Energy Inc.	2008 FS	Page 20

13.	Share capital (continued)

	(e)	Employee stock savings plan

The Company has an employee stock savings plan (“ESSP”) in which employees are provided with the opportunity to receive a portion of their salary in common shares, which is then matched on a share for share basis by the Company.  The Company purchased approximately 173,882 shares under the ESSP during the twelve months ended December 31, 2008 (2007 – 95,000).

	(f)	Basic and diluted per share
The Company used the treasury stock method to calculate net loss per common share.

Twelve months ended December 31,	2008	2007	2006
(thousands, except per share amounts)
Weighted average common shares
Basic and diluted	150,688	133,719	121,911

Basic and diluted loss per share	($0.16)	($0.07)	($0.09)

For the calculation of diluted loss per share the Company excluded the following securities that are anti-dilutive:

Twelve months ended December 31,	2008	2007	2006
(thousands)
Stock options	16,456	15,586	13,062
Convertible preferred shares	15,000	15,000	15,000
Warrants	4,375	--	500

(g)	Equity portion of preferred shares

Warrant equity on preferred shares	351
Conversion equity on preferred shares	1,969
Balance, December 31, 2008 and December 31, 2007	2,320

14.	Capital disclosures

The Company’s objective in managing capital is to ensure a sufficient liquidity position to finance its ongoing operations, general and administrative expenses and working capital requirements. Initially, the Company had funded its activities through bank facilities, private placements and public offerings of common shares.   The capital management objective of the Company remained the same as that of the previous year.  The CCAA proceedings have significantly affected the Company’s ability to manage its capital structure in the near term.

The Company’s primary short-term objectives of managing capital are:

	•	To ensure a successful restructuring and financial reorganization of the Company;

	•	To maintain a level of corporate liquidity necessary to fund the Company’s operating cycle; and

	•	To preserve its financial flexibility in order to benefit from potential opportunities as they arise.

Under the CCAA proceedings, the Company manages its liquidity and makes adjustments in response to changes in economic conditions and the risk characteristics of the underlying assets.

Canadian Superior Energy Inc.	2008 FS	Page 21

15.	Supplemental cash flow information

	a)	Changes in non-cash working capital

Twelve months ended December 31,	2008	2007	2006

Accounts receivable	(32,733)	(19,334)	(8,146)
Bridge facility	(14,000)	--	--
Prepaid expenses	(873)	(1,786)	(11)
Long term portion of lease prepayment	582	(1,309)	--
Accounts payable and accrued liabilities	68,355	4,233	2,243
Change in non-cash working capital	21,331	(18,196)	(5,941)

The change in non-cash working capital has been allocated to the following activities:

	2008	2007	2006

Operating	(1,240)	(4,993)	(8,453)
Financing	896	238	--
Investing	21,675	(13,441)	2,539
	21,331	(18,196)	(5,914)

b)	Other cash flow information

	2008	2007	2006

Interest paid	2,248	2,482	2,061
Capital taxes paid	16	55	33

16.	Related parties transactions

During the twelve months ended December 31 2008, the Company paid $2.3 million (2007 - $1.9 million), on industry terms, for equipment rentals to a company controlled by an officer and director of Canadian Superior.  Also during 2008, the Company invoiced $1.1 million (2007 - $0.7 million), to this related party company for payroll services.

On May 20, 2008, Canadian Superior announced its participation in the proposed development of a liquefied natural gas regasification project in US federal waters offshore New Jersey.  The project will be conducted by Excalibur Energy (USA) Inc., which is a 50/50 joint venture between Canadian Superior and a company controlled and owned by certain officers and directors of Canadian Superior and third parties.  Under the terms of the joint venture agreement Canadian Superior will advance the first US$10.0 million of the pre-construction costs for the project.  Joint venture partners may discontinue their participation in the project at any time by assigning its respective interest to the remaining partners without any additional cost or further action required.  In 2008, Canadian Superior has incurred under normal industry terms and conditions $12.3 million of costs related to this project.

Canadian Superior Energy Inc.	2008 FS	Page 22

16.	Related parties transactions (continued)

As at December 31, 2008, Canadian Superior carried a receivable in the amount of US$29.1 million (December 31, 2007 – US$19.7 million) from a company which one of Canadian Superior’s officers and directors is a shareholder and was a director until October 23, 2008.  The receivable at December 31, 2008 was composed of amounts owed to December 31, 2008 of approximately US$21.1 million, amounts totaling US$3.9 million representing amounts owing after settlement of dispute with the drilling contractor and approximately US$4.1 million of drilling costs incurred in December 2008 not billed until January 2009. These receivables pertain to costs incurred on Canadian Superior’s “Intrepid” Block 5 (c) project at Trinidad (note 19) under normal industry terms and conditions.

On September 23, 2008, Canadian Superior entered into a short-term $14.0 million bridge facility with this company to enable it to close on a $30 million equity financing.   At December 31, 2008, $14.0 million had been drawn and was used to satisfy this company’s share of direct and indirect costs in connection with the exploration program on the “Intrepid” Block 5 (c) project in Trinidad.  The interest payable to Canadian Superior at December 31, 2008 was $0.1 million based on an interest rate of 10% per annum on any outstanding balance. The company may pay interest incurred in common shares. Subsequent to year end this company issued 188,216 common shares for interest payable up to and including January 31, 2009 based on a predetermined calculation. The bridge security is secured by a debenture creating a first priority security interest over all present and after-acquired personal property and a first floating charge over all present and after-acquired real and personal property of this company.  Upon any drawdown of any amounts of the bridge facility this company will issue a predetermined amount of non-transferable warrants to Canadian Superior.   At December 31, 2008, this company issued 500,000 non-transferable share purchase warrants.  Each warrant entitles the holder to purchase a common share until October, 2010 at a price of $3.50 per common share.  In addition, this company paid a standby fee of $0.1 million to Canadian Superior in 2008.

At December 31, 2008, this company was in default on repayment of the bridge facility.

On February 27, 2009, this company obtained an order from the Court of Queen's Bench of Alberta granting creditor protection under CCAA. The Initial Order was for a period ending March 23, 2009. The Initial Order was obtained after the Board of Directors determined this company was unable to continue to make required payments under a participation agreement with Canadian Superior and BG with respect to exploration Block 5(c) or to repay $14.0 million due on February 28, 2009 under a bridge loan facility with Canadian Superior.

17.	Financial instruments
The carrying values of financial assets and liabilities approximate their fair value due to their short periods of maturity and the credit facility bearing interest at market rates.

Cash, short-term investments and Nova Scotia offshore term deposits are classified as financial assets held for trading and are measured at their fair value.  Gains or losses related to periodic revaluation are recorded to net income or loss.

Accounts receivable and the bridge facility receivable are classified as loans and receivables and are initially measured at their fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Accounts payable, accrued liabilities, revolving credit facility and convertible preferred shares are classified as other liabilities and are initially measured at fair value.  Subsequent periodic revaluations are recorded at their amortized cost using the effective interest rate method.

Derivatives are classified as held for trading and measured at their fair value. Gains or losses related to periodic revaluation are recorded to net income or loss.

18.	Risk management

In order to manage the Company’s exposure to credit risk, foreign exchange risk, interest rate and commodity price risk, the Company developed a risk management policy.  Under this policy, it may enter into agreements, including fixed price, forward price, physical purchases and sales, futures, currency swaps, financial swaps, option collars and put options.  The Company's Board of Directors evaluates and approves the need to enter into such arrangements.

Canadian Superior Energy Inc.	2008 FS	Page 23

18.	Risk management (continued)
	(a)	Credit risk

The Company’s accounts receivable and bridge facility receivable are with natural gas and liquids marketers, the Government of the Republic of Trinidad and Tobago and joint venture partners in the petroleum and natural gas business under  substantially normal industry sale and payment terms and are subject to normal credit risks.  As at December 31, 2008, the maximum credit risk exposure is the carrying amount of the accounts receivable and accruals of $83.2 million (December 31, 2007 – $36.5 million).  As at December 31, 2008, the company’s receivables consisted of $51.8 million (December 31, 2007 - $26.6 million) of Block 5(c) joint interest receivables, including US$29.1 million receivable (December 31, 2007 – US$19.7 million ) from a related party described in note 16, $7.4 million (December 31, 2007 - $1.0 million) of Western Canada joint interest billings, $18.3 million (December 31, 2007 - $4.7 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago and $5.6 million (December 31, 2007 - $5.4 million) of revenue accruals and other receivables. Purchasers of the Company’s oil, gas and natural gas liquids are subject to an internal credit review to minimize the risk of nonpayment.  The Company mitigates risk from joint venture partners by obtaining partner approval of capital expenditures prior to starting a project.

The Company’s allowance for doubtful accounts is currently $0.3 million (December 31, 2007 - $0.1 million).  The company provided for an additional $0.2 million in allowance and did not write-off any receivables during the year ended December 31, 2008.

	(b)	Foreign exchange risk

The Company is exposed to foreign currency fluctuations as oil and gas prices received are referenced to U.S. dollar denominated prices.  At December 31, 2008, the Company has US$3.6 million in cash and short-term investments (December 31, 2007 – US$8.3 million), US$31.1 million (December 31, 2007 – US$26.9 million) of Block 5(c) joint interest receivables, US$15.0 million (December 31, 2007 – US$4.8 million) in value added tax receivable from the Government of the Republic of Trinidad and Tobago, US$42.1 million (December 31, 2007 – US$8.5 million) of Block 5(c) payables, US$2.0 million (December 31, 2007 - nil) of LNG project payables and US$14.1 million (December 31, 2007 – US$13.3 million) of convertible preferred shares.  These balances are exposed to fluctuations in the U.S. dollar.  In addition, the Company is exposed to fluctuations between U.S. dollars and the domestic currencies of Trinidad and Tobago and Tunisia.  At this time, the Company has chosen not to enter into any risk management agreements to mitigate foreign exchange risk.

	(c)	Interest rate risk

The Company is exposed to interest rate risk as the credit facility bears interest at floating market interest rates.  The Company has no interest rate swaps or hedges to mitigate interest rate risk at December 31, 2008.

	(d)	Commodity price risk

The Company is exposed to fluctuations in prices for natural gas, crude oil and natural gas liquids, as the majority of the Company's production is currently sold at spot prices that are subject to volatile trading activity.  Commodity prices fluctuate in response to, among other things, domestic and foreign supply and demand, import and export balances, government regulations, weather, and fluctuations in the availability and price of other replacement energy sources.  A significant drop in commodity prices could materially impact the Company's petroleum and natural gas sales, the volume of production it could produce economically, require downward adjustments to proved reserves and could materially impact the Company's financial condition.  In addition, a substantial decrease in commodity prices could impact the Company’s borrowing base under the credit facility, therefore reducing the credit facility available, and in some instances, require a portion of the credit facility to be repaid.

Canadian Superior Energy Inc.	2008 FS	Page 24

18.	Risk management (continued)

The Company enters into commodity sales agreements and certain derivative financial instruments to reduce its exposure to commodity price volatility.  These financial instruments are entered into solely for hedging purposes and are not used for trading or other speculative purposes.  The following commodity price risk contract was in place during the twelve months ended December 31, 2008:

Term	Contract	Volume (GJs/d)	Fixed price	2008 Realized losses
Feb 1, 2008 – October 31, 2008	Swap	2,000	$7.05	($496)

19.	Contingencies and commitments
	a)	Nova Scotia

Since 2000, the Company has acquired several exploration licenses from the CNSOPB.  Each of these licenses is for a specific period of nine years, subject to certain requirements being met during the first five years or six years.  As a condition of the licenses, the Company is required to post security in the amount of 25% of its work expenditure bids. The deposit is refundable only to the extent of approved allowable expenditures.  The duration of the initial five year term, for a given license, can be extended one additional year to six years by posting an additional security drilling deposit in an amount of $250,000. The CNSOPB has an additional extension program that allows the six year period to be further extended up to nine years by payment of annual extension fees.  As of December 31, 2008, as a result of the Company incurring certain expenditures and drilling two exploration wells, the Company had fully fulfilled its work expenditures on two of the exploration licenses, allowed three licenses to return to the Crown, extended one license and held the remaining two under the regular licensing process.  At December 31, 2008, the Company owned 100% of two exploration licenses which were forfeited subsequent to year end, the remaining three exploration licenses have aggregate work expenditure outstanding of $55.1 million and $15.2 million in term deposits assigned to the Canadian Receiver General through the CNSOPB (Note 5).

	b)	Block 5(c) Trinidad and Tobago

The Company is committed to drill three exploration wells on its “Intrepid” Block 5(c) under its Block 5(c) PSC with the Government of Trinidad and Tobago funded in part by a related party participating on a promoted basis, paying 1/3 of Canadian Superior’s Block 5(c) exploration program, plus other considerations, to obtain 25% of Canadian Superior’s net revenue share from this block; and, also by a non-related party paying approximately 40% of the exploration cost, plus other considerations, for a 30% interest in the Block 5(c) PSC.  The Company completed the drilling of the final well of the three well program in March 2009.

On February 10, 2009 the Company announced that it proposed to monetize a 25% or larger interest in its "Intrepid" Block 5(c) offshore Trinidad and Tobago and its related discoveries, subject to acceptable terms and conditions, and subject to all required approvals. Canadian Superior has retained a financial advisor, Scotia Waterous (USA) Inc, to assist in the sale of the asset.

On February 12, 2009 the Company announced the appointment, upon the application of BG, a wholly owned subsidiary of the BG Group plc, of a Receiver of its participating interest in "Intrepid" Block 5(c). Pursuant to the Court Order, the Receiver, in conjunction with BG, will operate the property and conduct the flow testing of the "Endeavour" well which Canadian Superior believes will validate its operations to date. The Court Order allows the Receiver to charge Canadian Superior interest in Block 5(c) with an amount up to US$47.0 million to pay for its share of the costs under the joint operating agreement with BG. Canadian Superior will continue with the monetization of its interest in Block 5(c) as previously announced and the proceeds from any sale will be applied to its share of the costs charged against Block 5(c) and to discharge the Receiver (see Note1).

Canadian Superior Energy Inc.	2008 FS	Page 25

19.	Contingencies and commitments (continued)

	c)	MG Block Trinidad and Tobago

In 2007, the Company received an exploration and development license from the Government of Trinidad and Tobago on the Mayaro-Guayaguayare block (“MG Block”) and as a result is committed to conducting 3D seismic by the end of 2009 and to drill two exploration wells on the MG block in a joint venture with the Petroleum Company of Trinidad and Tobago Limited (“Petrotrin”).  The first well has to be drilled to a depth of 3,000 meters by January 2010 and the second to a depth of 1,800 meters by July 2010. The Company estimates that its share of the cost of these wells to be approximately US$15.0 million per well.  The estimated cost of the 3D seismic program is approximately US$30.0 million.  The Company has provided a performance guarantee of US$12.0 million to meet the minimum work program.

	d)	Libya/Tunisia

On September 3, 2008, Canadian Superior entered into an exploration production sharing agreement ("EPSA") with a Tunisian/Libyan company, Joint Exploration, Production, and Petroleum Services Company ("Joint Oil") and also signed a "Swap Agreement" awarding an overriding royalty interest and optional participating interest to Joint Oil, in Canadian Superior's "Mariner" Block, offshore, Nova Scotia, Canada.  If at the end of August 2011, no royalty well has been spud, Joint Oil has the right to put back and sell the overriding royalty to the Company for US$12.5 million. Under terms of the EPSA, Canadian Superior has been named Operator for the "7th of November Block".

The exploration work commitment for the first phase (four years) of the seven year exploration period will include three exploration wells, 300 square miles of 3D seismic, and one appraisal well.  As a requirement of the EPSA, Canadian Superior provided a bank guarantee for US$15.0 million to Joint Oil, portions of this guarantee will be reduced by Joint Oil upon Canadian Superior completing specified requirements under the EPSA.  Under the terms of the EPSA, the Company has provided a corporate guarantee and is committed to expend US$49.0 million over the seven year exploration period.

	e)	Flow-through shares

At December 31, 2008, the Company had yet to incur approximately $16.0 million of Canadian exploration expenses which were renounced for tax purposes.  These expenses must be incurred by December 31, 2009.

	f)	Litigation and claims

The Company is involved in various claims and litigation arising in the ordinary course of business.  In the opinion of Canadian Superior the various claims and litigations arising there from are not expected to have a material adverse effect on the Company’s financial position.  The Company maintains insurance, which in the opinion of the Company, is in place to address any unforeseen claims.

	g)	Lease obligations

At December 31, 2008, the Company is committed to future payments for office leases and equipment. Payments required under these commitments for each of the next five years are as follows:

	2009	2010	2011	2012	Thereafter	Total
Office rent	2,576	3,631	4,208	3,749	17,881	32,045
Equipment	49	19	11	8	--	87
	2,625	3,650	4,219	3,757	17,881	32,132

Canadian Superior Energy Inc.	2008 FS	Page 26

20.	Canada Southern

In June 2006, Canadian Superior made a takeover bid for all of the issued and outstanding shares of Canada Southern Petroleum Ltd. Canadian Superior offered 2.75 common shares of Canadian Superior plus $2.50 for each issued and outstanding share of Canada Southern Petroleum Ltd.  On July 17, 2006, Canadian Superior revised its offer for Canada Southern Petroleum Ltd. to 2.0 Canadian Superior shares, $2.50. cash and a 25% net profit interest in Canada Southern’s approximately 927 bcfe of natural gas, being the estimated net amount of natural gas Canada Southern attributed to it’s interest in the Canadian Arctic Islands. The offer was for Canada Southern’s approximately 1,100 boe/d of oil and gas production and various lands including Canada Southern’s Canadian Arctic island interests.  The minimum condition attached to the revised offer was not met and there were 171,495 shares tendered to the original offer. Canadian Superior Issued 471,612 shares and paid $0.4 million to take up these shares. The costs incurred, including the fair value of the Canadian Superior shares issued, exceeded the $2.5 million received on the sale of the 171,495 Canada Southern shares. The difference has been recorded to loss on investment in the statement of operations, comprehensive loss and deficit.

21.	Subsequent event

On April 27, 2009, the Board of Directors of Canadian Superior announced the departure of the Executive Chairman of the Company and the President and Chief Executive Officer of the Company.

22.	Reconciliation with United States Generally Accepted Accounting Principals

The Company follows Canadian GAAP which differs in some respects with generally accepted accounting principles in the United States (“U.S. GAAP”). Significant differences in accounting principles that impact the Company’s financial statements are described below:

Twelve months ended December 31,	2008	2007	2006
($ thousands, except per share amounts)			As restated	As previously reported

Net loss in accordance with Canadian GAAP, as reported	(23,758)	(9,936)	(10,913)	(10,913)
Flow through shares
Income taxes	(2,086)	(2,685)	(1,005)	(3,147)
Change in fair value of warrants	3,826	--	--	--
Property acquisitions
Depletion, amortization and accretion expense	325	304	339	339
Income taxes	(96)	(93)	(103)	(103)
Ceiling test
Write down of petroleum and natural gas properties	(76,913)	(5,709)	(2,873)	(2,873)
Income taxes	22,689	1,741	876	876
Depletion, depreciation and accretion expense	7,956	3,975	3,884	3,884
Income taxes	(2,347)	(1,212)	(1,185)	(1,185)
Change in valuation allowance	(18,345)	(2,542)	2,811	2,811
Convertible preferred share treatment	4,569	(1,186)	1,244	1,244
Net loss in accordance with U.S. GAAP	(84,180)	(17,343)	(6,925)	(9,067)
Convertible preferred share treatment	(1,149)	(915)	(662)	(662)
Net loss attributable to common shareholders in accordance with U.S. GAAP	(85,329)	(18,258)	(7,587)	(9,729)
Net loss per share in accordance with U.S. GAAP
Basic and diluted	(0.57)	(0.13)	(0.06)	(0.08)
See accompanying notes to the audited consolidated financial statements

Canadian Superior Energy Inc.	2008 FS	Page 27

22.	Reconciliation with United States Generally Accepted Accounting Principals (continued)

The application of U.S. GAAP results in differences to the following balance sheet items:

	December 31, 2008		December 31, 2007
($ thousands)	Canadian	United States	Canadian	United States
Property, plant and equipment, net	311,703	211,641	186,154	154,724
Accounts payable and accrued liabilities	90,585	92,959	22,230	26,308
Convertible preferred shares	17,194	--	13,571	--
Warrants	--	120	--	--
Future income tax liability	10,754	--	8,853	--
Share capital	261,845	305,565	186,557	226,487
Share capital – preferred shares	--	16,514	--	16,311
Shareholders equity – warrants	3,946	--	--	--
Contributed surplus	19,624	14,144	14,314	8,834
Equity portion of preferred shares	2,320	--	2,320	--
Deficit, opening	(22,255)	(83,780)	(12,319)	(65,522)
Deficit, closing	(46,013)	(169,109)	(22,255)	(83,780)

(a)	Flow-through shares

The Company finances a portion of its activities with flow through share issues whereby the tax deductions are renounced to the share subscribers.  The tax cost of the deductions renounced to shareholders is reflected as an increase in the future income tax liability and a reduction from the stated value of the shares. Under U.S. GAAP, share capital for flow-through shares issued after 1998 is stated at the quoted value of the shares at the date of issuance; the tax cost resulting from deduction renouncements, less any proceeds received in excess of the quoted value of the shares, must be included in the determination of the tax expense.

At December 31, 2007, the Company determined that the 2006 and 2005 financial statements contained erroneously recorded adjustments related to the issuance and renouncement of flow through shares for U.S. GAAP.  The table above outlines the adjustments to the 2006 financial statements for U.S. GAAP purposes.

(b)	Property Acquisitions

In prior years, the Company recorded property acquisitions from related parties in exchange for common shares at the exchange amount, pursuant to Canadian GAAP. Under U.S. GAAP, these related party acquisitions are recorded at the seller’s carrying amount. The resulting differences in the recorded carrying amounts of the properties results in differences in depletion and amortization expense in subsequent years.

(c)	Ceiling Test

At December 31, 2008, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

At December 31, 2008, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using December 31, 2008 prices of:

Gas (per thousand cubic feet)	$ 6.22 CDN
Oil and natural gas liquids (per barrel)	$ 54.19 CDN

The application of the test resulted in a $12.0 million pre-tax reduction ($8.4 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP. At September 30, 2008 the Company incurred a $65.0 million pre-tax reduction ($45.8 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2007, the Company applied a ceiling test to its petroleum and natural gas properties. Under Canadian GAAP, the application of this test required no adjustment to the carrying value of the Company’s petroleum and natural gas properties.

Canadian Superior Energy Inc.	2008 FS	Page 28

22.	Reconciliation with United States Generally Accepted Accounting Principals (continued)

At December 31, 2007, under U.S. GAAP the Company applied a full cost ceiling test using a 10% discount rate to its petroleum and natural gas properties using December 31, 2007 prices of:

	Gas (per thousand cubic feet)	$ 6.97 CDN
	Oil and natural gas liquids (per barrel)	$ 93.39 CDN

The application of the test resulted in a $5.7 million pre-tax reduction ($4.0 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

At December 31, 2006, the Company applied a ceiling test to its petroleum and natural gas properties using December 31, 2006 prices of:

	Gas (per thousand cubic feet)	$ 6.25 CDN
	Oil and natural gas liquids (per barrel)	$ 67.58 CDN

The application of the test resulted in a $2.9 million pre-tax reduction ($2.0 million after tax) in the carrying value of the Company’s petroleum and natural gas properties under U.S. GAAP.

The resulting differences in the recorded carrying amounts of the properties results in differences in depletion, amortization and accretion expenses in subsequent years.

(d) Valuation Allowance

This adjustment reflects the accounting of an additional valuation allowance for U.S. GAAP purposes arising from the differences in treatment regarding write downs of Petroleum and Natural Gas Properties and reduced depletion, depreciation and accretion expense.  In addition, the liability method followed by the Company differs from U.S. GAAP due to the application of transitional provisions upon the adoption and the use of substantively enacted versus enacted rates.

(e) Preferred shares

The Company has reviewed the Convertible preferred shares and their treatment under SFAS No. 150 “accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity” and SFAS No. 133 “accounting for Derivative Instruments and Hedging Activities”. While the shares are redeemable they are not mandatorily redeemable as defined by SFAS No. 150 and therefore would not cause the shares to be recorded as liabilities. In evaluating the embedded conversion option component in accordance with SFAS No. 133 the shares are indexed to the Company’s own stock and would not be required to be accounted for as a derivative under SFAS No. 133.  Under EITF 00-19 the preferred shares would be considered “conventional” and therefore not subject to the provisions of EITF 00-19. Accordingly the preferred shares have been accounted for as described by APB 14 resulting in the allocation of proceeds between the shares and warrants based on their relative fair values.

(f) Warrants

Under U.S, GAAP the fair value of warrants denominated in currencies other than the Company’s functional currency are treated as a derivative liability.  The derivative liability of such warrants is marked to market at the end of each period and the change in the fair value is recorded in the statement of operations.  Under Canadian GAAP the fair value of warrants on the issue date is treated as a component of shareholders’ equity and is not subsequently marked to market at the end of each period.

ACCOUNTING PRONOUNCEMENTS

On January 1, 2008, the Company adopted SFAS No. 157 “Fair Value Measurement”.  The standard provides enhanced guidance for using fair value to measure assets and liabilities, the information used to measure fair value, and the effect of fair value measurement on earnings.  The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. It does not expand the use of fair value in any new circumstances. The adoption of this standard did not impact the Company’s Financial Statements.

Canadian Superior Energy Inc.	2008 FS	Page 29

22.	Reconciliation with United States Generally Accepted Accounting Principals (continued)

In December 2007, the Financial Accounting Standards Board (“FASB”) issued Statement 141, “Business Combinations”.  Statement 141 establishes principles and requirements of the acquisition method for business combinations and related disclosures.  This statement is effective for fiscal years beginning on of after December 15, 2008.  The Company does not expect the adoption of this statement to have a material impact on the Consolidated Financial Statements.

In December 2007, FASB issued Statement 160, “Non-controlling Interests In Consolidated Financial Statements”, an amendment of ARB No. 51.  This statement clarifies that a non-controlling interest in a subsidiary should be reported as equity in the Consolidated Financial Statements.  This statement is effective for fiscal years beginning on or after December 15, 2008. The Company does not expect the adoption of this statement to have a material impact on the Consolidated Financial Statements.

In March 2008, FASB issued Statement 161, “Disclosures about Derivative Instruments and Hedging Activities”, an amendment of FASB Statement 133.  The statement requires qualitative disclosures about the objectives and strategies for using derivatives, quantitative data about the fair value of gains or losses on derivative contracts, and details of credit-risk-related contingent features in their hedged position.  The statement also requires the disclosure of the location and amounts of derivative instruments in the financial statements.  This statement is effective for fiscal years and interim periods beginning on or after November 15, 2008.  The Company does not expect the adoption of this statement to have a material impact on the Consolidated Financial Statements.

In December 2008, FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Post-retirement Benefit Plan Assets” which provides guidance on disclosures about plan assets of a defined benefit pension or other post-retirement plans.  This statement is effective for fiscal years ending after December 15, 2009.  The Company does not expect the adoption of this statement to have a material impact on the Consolidated Financial Statements.

PRESENTATION

There are different presentations between Canadian and U.S. GAAP which are as follows:

	1)	Under U.S. GAAP, there is no difference between net income and other comprehensive income.
	2)	No subtotal is permitted under U.S. GAAP within cashflow from operations on the statement of cashflows.

Canadian Superior Energy Inc.	2008 FS	Page 30